BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer               Mailing Address:
Vice President                     P.O. Box 318
Telephone: 212-250-4599            Church Street Station
                                   New York, NY 10008


                                   March 7, 1996



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Grey Advertising Inc


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   /s/Damian P. Reitemeyer



Enclosures
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                    (Amendment No.  7 )*
                            ____

                    Grey Advertising Inc
           _______________________________________
                       NAME OF ISSUER:
     Common Stock - Ltd Duration Cl B (Par Value $1.00)
           _______________________________________
                TITLE OF CLASS OF SECURITIES
                          397838200
           _______________________________________
                        CUSIP NUMBER


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on following page(s))

CUSIP No. 397838200                Page 1 of 6 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation and its wholly-owned subsidiary, Bankers Trust Company, as Trustee for an employee benefit plan 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
               (A)  [ ]
               (B)  [X]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Both Bankers Trust New York Corporation and Bankers Trust
  Company are New York Corporations.

  NUMBER OF    5. SOLE VOTING POWER

  SHARES       0

  BENEFICIALLY 6. SHARED VOTING POWER

  OWNED BY     0

  EACH         7. SOLE DISPOSITIVE POWER

  REPORTING    0

  PERSON       8. SHARED DISPOSITIVE POWER

  WITH         0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON       0





CUSIP No. 397838200                Page 2 of 6 Pages

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
   CERTAIN SHARES  [X]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               0%

12.TYPE OF REPORTING PERSON *

   Bankers Trust New York Corporation - HC
   Bankers Trust Company - BK

          DISCLAIMER OF BENEFICIAL OWNERSHIP

THE FILING OF THIS SCHEDULE G STATEMENT SHALL NOT BE
CONSTRUED AS AN ADMISSION THAT BANKERS TRUST NEW YORK
CORPORATION OR BANKERS TRUST COMPANY, AS TRUSTEE (THE BANK)
IS, FOR THE PURPOSE OF SECTION 13(g)OF THE SECURITIES AND
EXCHANGE ACT OF 1934, OR FOR ANY OTHER PURPOSE, THE
BENFICIAL OWNER OF THE SECURITIES SET FORTH IN ITEM 4(a)(ii)
HEREOF.


Item 1(a) NAME OF ISSUER:

          Grey Advertising Inc

Item 1(b) ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES:

          777 Third Avenue
          New York, NY  10017

Item 2(a) NAME OF PERSON FILING:

          Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust Company, as Trustee for an employee benefit plan.

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          280 Park Avenue
          New York, New York  10017

CUSIP No. 397838200                Page 3 of 6 Pages


Item 2(c) CITIZENSHIP:

          Bankers Trust New York Corporation and Bankers
          Trust Company, as Trustee for an employee benefit plan, are both corporations incorporated in the State of New York with their principal business offices located in New York.

Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock - Ltd Duration Cl B (Par Value $1.00) of Grey Advertising Inc, a Delaware corporation.

Item 2(e) CUSIP NUMBER:

          397838200

Item 3    THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company,

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.

Item 4    OWNERSHIP:

     (a)  Amount Beneficially Owned:

          (i) As of December 31, 1995, Bankers Trust
          Company, as Trustee for an employee benefit plan
          (the Bank), was the beneficial owner of 0 shares of common stock.






CUSIP No. 397838200                Page 4 of 6 Pages

          (ii) It was also the record owner of 56,961 shares held by the Bank as Trustee of the Grey
          Advertising Inc. Profit Sharing ESOP Plan (the
          Plan) with respect to which the bank disclaims beneficial ownership.

               The Plan states that each Plan participant shall have the right to direct the manner in which shares of common stock shall be voted at all stockholders meetings. The Department of Labor has expressed the view that, under certain curcumstances, ERISA may require the Truste to vote shares which are not allocated to participants accounts and unvoted shares. Since, in the view of the Bank and Bankers Trust New York Coporation, such voting power is merely a residual power based upon the occurrence of an unlikely contingency, and is not a sole or shares power to vote the securities, the Bank and Bankers Trust New York Corporation hereby disclaim beneficialownership of such securities.




     (b)  PERCENT OF CLASS:

          The stock described in Item 4(a) above as to which the Bank acknowledges beneficialownership constitutes 0.0% of the Issuers outstanding Common Stock. The stock as to which the Bank disclaimes beneficial ownership constitutes 18.4% of the Issuers outstanding stock.

     (c)  Number of shares as to which the Bank has:
     (i)  sole power to vote or to direct the vote - 0

     (ii) shared power to vote or to direct the vote - 0

     (iii)sole power to dispose or to direct the disposition of - 0

     (iv) shared power to dispose or to direct the disposition of - 0

CUSIP No. 397838200                Page 5 of 6 Pages



Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          [ ]

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          The Issuers employee benefit plan, for which the bank serves as Trustee, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
          THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable













CUSIP No. 397838200                Page 6 of 6 Pages




Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1995

Signature:     Bankers Trust New York Corporation


By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.

Title:    Secretary


Signature:     Bankers Trust Company, as Trustee for an
               employee benefit plan.


By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.

Title:    Secretary
                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company